Exhibit 4.1
SUPPLEMENTAL INDENTURE
          This Supplemental Indenture (this “Supplemental Indenture”), dated as of December 9, 2010, among CAPITALSOURCE INC., a Delaware corporation (the “Company”), the Guarantor (as defined in the Indenture) listed on the signature pages hereto, and U.S. Bank National Association, as trustee (the “Trustee”).
W I T N E S S E T H:
          WHEREAS, the Company, the Guarantor and the Trustee have heretofore executed and delivered an Indenture, dated as of July 27, 2009 (as amended, supplemented, waived or otherwise modified, the “Indenture”), pursuant to which the Company has issued $300,000,000 initial aggregate principal amount of the Company’s 12.75% First Priority Senior Secured Notes due 2014 (the “Notes”);
          WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may amend or supplement certain of the provisions of the Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes;
          WHEREAS, the Company distributed a Consent Solicitation Statement, dated as of December 2, 2010 (the “Consent Solicitation Statement”), in order to solicit consents (the “Consent Solicitation”) from the Holders to certain amendments to the Indenture (the “Amendments”);
          WHEREAS, Holders of at least a majority in aggregate principal amount of the Notes outstanding have given and, as of the date hereof, have not withdrawn their consent to the Amendments; and
          WHEREAS, the execution of this Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture and all things necessary to make this Supplemental Indenture a valid agreement of the Company, the Guarantor and the Trustee in accordance with its terms have been done.
          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
ARTICLE 1
DEFINITIONS
Section 1.01 Capitalized Terms.
          All capitalized terms contained in this Supplemental Indenture shall, except as specifically provided for herein and except as the context may otherwise require, have the meanings given to such terms in the Indenture. In the event of any inconsistency between the Indenture and the Supplemental Indenture, this Supplemental Indenture shall govern. The words “herein,” “hereof” and

“hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.
Section 1.02 Section References.
          Section references contained in this Supplemental Indenture (other than in Article 2 hereof) are to sections in this Supplemental Indenture unless the context requires otherwise.
ARTICLE 2
AMENDMENTS
Section 2.01 Amendments to the Indenture.
     The Indenture is hereby amended as follows:
     A. The definition of the term “Asset Sale” as set forth in Section 1.01 of the Indenture is hereby amended to read in its entirety as follows:
     “Asset Sale” means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) by the Company or any Restricted Subsidiary to any Person other than the Company or any of its Restricted Subsidiaries other than in the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Sections 4.15 and/or 5.01 of this Indenture and not Section 4.10, and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries, in the case of either clause (i) or (ii) above, whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $10.0 million or (b) for net proceeds in excess of $10.0 million. Notwithstanding the foregoing, the term “Asset Sale” will not include: (i) a Restricted Payment that is permitted by Section 4.07 or any contribution pursuant to clause (h) of the definition of “Permitted Investment”, (ii) the sale by the Company or any Restricted Subsidiary of any distressed Portfolio Investments (including, but not limited to, Investment Loans and Investments in Equity Instruments or proceeds thereof as a result of foreclosure, bankruptcy, insolvency, receivership or any similar proceeding), (iii) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) by the Company or any Restricted Subsidiary to a Bank Subsidiary to the extent mandated or required by the Federal Deposit Insurance Corporation or another bank regulatory authority in order for the Company or such Restricted Subsidiary to comply with its obligations under applicable laws or any agreements mandated by such bank regulatory authority, (iv) dispositions of any Investment Loan to an Investment Loan Subsidiary in connection with the exercise of remedies under such Investment Loan, provided that any cash proceeds realized upon such exercise of remedies are transferred promptly to a Restricted Subsidiary following such realization or (v) the consummation of any transaction resulting in the existence of the Healthcare REIT and the resulting designation of the same as an Unrestricted Subsidiary.

     B. Section 1.01 of the Indenture is amended by adding the following new definition:
     “Collateral Coverage Tests” means, with respect to the Company as of any date of determination, (1) the book value of the Collateral securing the Notes as of such date is at least 4.5 times the total principal amount outstanding under the Credit Facility and the Notes as of such date, and (2) the book value of the Collateral consisting solely of unrestricted cash and loans securing the Notes as of such date is at least 1.5 times the total principal amount outstanding under the Credit Facility and the Notes as of such date.
     C. The definition of the term “Permitted Investment” as set forth in Section 1.01 of the Indenture is hereby amended to add the following new clause:
     “(h) subject to approval, if required, by the applicable regulatory authority, any contribution by the Company to CapitalSource Bank of the Capital Stock of any of Commercial Loan Trust 2007-1, Commercial Loan Trust 2007-2, Commercial Loan Trust 2006-1, Commercial Loan Trust 2006-2, provided that after giving effect to such contribution the Collateral Coverage Tests would be met.”
     D. The definition of the term of “Permitted Liens” as set forth in Section 1.01 of the Indenture is hereby amended by modifying clause (xxi) to read in its entirety as follows:
     “(xxi) Liens on any assets contributed to a Securitization Trust or Warehouse Trust existing on the Issue Date; provided that (A) the Company receives Proceeds in connection with such asset contribution in an aggregate principal amount equal to or in excess of the greater of 75% (or, (i) in the case of assets contributed to the CS Funding VII Depositor LLC Warehouse Facility, 50%, or (ii) in the case that after giving pro forma effect to such transaction, the Collateral Coverage Tests would be met, 40%) of (1) the book value of such assets as of June 30, 2009 or (2) the fair market value of such assets as of the date on which such Liens are created; (B) no Event of Default has occurred and is continuing; (C) the Company treats any Proceeds received in connection with such transaction as Proceeds from an Asset Sale and applies such Proceeds in accordance with clause (a)(iv) of Section 4.10 including, if applicable, to make a Net Proceeds Offer; and (D) the Company has delivered an Officer’s Certificate to the Trustee certifying compliance with the foregoing requirements;”
     E. Section 4.07(a) of the Indenture is hereby amended by modifying clause (C) to read in its entirety as follows:
     “(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after June 30, 2009 (excluding Restricted Payments permitted by clauses (b)(ii), (b)(iii), (b)(iv) and (b)(vii) of this Section 4.07 below), is less than the sum, without duplication, of (1) (I) 50% of the aggregate cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from and after June 30, 2009 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment or (II) if after giving effect to such Restricted Payment the Collateral Coverage Tests would be met, 75% of the aggregate cumulative Consolidated Net Income (excluding income tax expense or benefit) of the Company for the period (taken as one accounting period) from and after April 1, 2010 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case of clauses (I) and (II), if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (2) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since June 30, 2009 of Equity Interests of the Company (other than Disqualified Stock and net proceeds received from the Concurrent Equity Offering) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (3) to the extent that any Restricted Investment that was made after June 30, 2009 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (a) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (b) the initial amount of such Restricted Investment, plus (4) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any Restricted Subsidiary)) of any Unrestricted Subsidiary (other than the Healthcare REIT) which is designated as an Unrestricted Subsidiary after the Issue Date, at the time that such Unrestricted Subsidiary is redesignated a Restricted Subsidiary, plus (5) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated, repaid, repurchased or redeemed for cash, the lesser of (a) the cash return of capital with respect to such Restricted Investment (less cost of disposition, if any), and (b) the initial amount of such Restricted Investment. ”
     F. Section 4.07(b) of the Indenture is hereby amended by modifying clause (xi) to read in its entirety as follows:
     “(xi) the payment, purchase, redemption, defeasance, or other acquisition or retirement for value of any and all Convertible Notes if after giving effect to such Restricted Payment the Collateral Coverage Tests would be met;”
     G. Section 4.07(b) of the Indenture is hereby amended by modifying clause (xiii) to read in its entirety as follows:
     “(xiii) so long as no Default or Event of Default has occurred or is continuing (including, as a consequence thereof) Restricted Payments in an aggregate amount of less than the sum of (A) $35.0 million, plus (B) 100% of the net cash proceeds received by the Company in connection with the Concurrent Equity Offering.”
     H. Section 4.12(b) of the Indenture is hereby amended by modifying clause (C) to read in its entirety as follows:
     “(C) the making of any Restricted Payment permitted pursuant to the terms of Section 4.07, or any contribution pursuant to clause (h) of the definition of “Permitted Investment”;

     G. Section 4.16 is hereby amended to read in its entirety as follows:
          “Section 4.16. Intentionally Omitted.”
ARTICLE 3
EFFECT
Section 3.01 Effect.
          This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto. Notwithstanding the foregoing, the amendments set forth in Article 2 above shall become operative only when consents representing at least a majority of the then aggregate outstanding principal amount of the Notes (excluding for such purposes any Notes owned by the Company or any of its Affiliates) are received pursuant to the Consent Solicitation and the Holders of Notes have received the consent fee described in the Consent Solicitation Statement. If, after the date hereof, the Consent Solicitation is terminated or withdrawn or the other conditions set forth in this Section 2.01 are not satisfied, the amendments set forth in Article 2 hereof shall have no effect and the Indenture shall be deemed to be amended so that it reads the same as it did immediately prior to the date hereof.
ARTICLE 4
MISCELLANEOUS
Section 4.01 Ratification of Indenture.
          The Indenture, as supplemented and amended by this Supplemental Indenture, is ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided. If any provision of this Supplemental Indenture is inconsistent with a provision of the Indenture, the terms of this Supplemental Indenture shall govern.
Section 4.02 No Personal Liability of Directors, Officers, Employees and Stockholders.
          No director, officer, employee, incorporator or stockholder of the Company, and no director, trustee, officer, employee, incorporator or shareholder (other than the Company or a Restricted Subsidiary) of any Subsidiary, as such, will have any liability for any obligations of the Company under this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.

Section 4.03 Governing Law.
          THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
Section 4.04 Severability.
          In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
Section 4.05 Counterpart Originals.
          The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Very truly yours, CAPITALSOURCE INC.
By:	/s/ Jeffrey A. Lipson
	Name:	Jeffrey A. Lipson
	Title:	Senior Vice President and Treasurer

CAPITALSOURCE FINANCE LLC
By:	/s/ Jeffrey A. Lipson
	Name:	Jeffrey A. Lipson
	Title:	Senior Vice President and Treasurer

[Signature Page to Supplemental Indenture]

U.S. BANK NATIONAL ASSOCIATION, as Trustee
By:	/s/ Raymond S. Haverstock
	Name:	Raymond S. Haverstock
	Title:	Vice President

[Signature Page to Supplemental Indenture]